March 24, 2005

via U.S. mail

Mr. F.H. Merelli
Chairman, President, and Chief Executive Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado  80203

RE:	Cimarex Energy Co.
	Form S-4 filed February 25, 2005
	File No. 333-123019

Dear Mr. Merelli:

      	We have limited our review of the above-referenced filings to the tax opinion and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material United States Federal Income Tax Consequences of the
Merger,
page 98

1. Because the income tax consequences of the merger would be material to stockholders, you must file as exhibits to the registration statement the appropriate tax opinions - prior to effectiveness. We note that the receipt of the opinions is a waivable condition. We may have additional comments after reviewing the exhibits as filed and the revised disclosure.

2. We also note your disclosure on page 101 relating to "informing" stockholders regarding materially different consequences in the event of a waiver. If the condition relating to the closing tax opinions is waived and the tax consequences differ materially from the consequences you describe in the registration statement and that appear in the tax opinions filed as exhibits prior to effectiveness, you must recirculate a revised proxy statement / prospectus describing the material consequences and resolicit the vote. Disclose explicitly that you will follow that course of action in those circumstances.

3. Revise your opening paragraph to remove the disclaimer relating to the summary being included "for general information purposes only."
Stockholders are entitled to rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences. Similarly, throughout this section, you include statements that stockholders "should consult" their own tax advisors.
You may replace the admonition with language to the effect that you recommend or encourage that consultation.

4. We note your disclosure on page 102 that your tax opinion assumes that the merger will "qualify as a reorganization within the meaning of Section 368(a) of the Code." That is an inappropriate assumption.
Rather, if you intend to file a short form merger opinion, this section must state a firm conclusion as to the tax consequences of the transaction. Further, this section must state that the discussion constitutes the opinion of counsel. In the alternative, revise to make clear that you are summarizing the opinion(s) of counsel filed separately as exhibits. Revise this section accordingly. We may have additional comments.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Melinda Kramer at (202) 942-
1938, or in her absence to Timothy Levenberg, Special Counsel, at
(202) 942-1896.

								Sincerely,



								H. Roger Schwall
								Assistant Director





M. Kramer
T. Levenberg
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Cimarex Energy Co.
March 24, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE